FORM 3

United States Securities and Exchange Commission
Washington, D.C.

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person:
     Wampler, David R.
     15961 E. Quail Hollow Road
     Bloomington, IL  61701

2. Date of Event Requiring Statement:
     8/26/97

3. IRS or Social Security Number of Reporting Person:
     ###-##-####

4. Issuer Name and Ticker or Trading Symbol:
     Eagle BancGroup, Inc.
     "EGLB"

5. Relationship of Reporting Person(s) to Issuer:
     X  Director
     X  Officer (Title: Vice President)
        10% Owner
        Other

6. If Amendment, Date of Original:
     not applicable

7. Individual or Joint/Group Filing:
     X  Form filed by One Reporting Person
        Form filed by more than One Reporting Person

           TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security:

2. Amount of Securities Beneficially Owned:

3. Ownership Form:

4. Nature of Indirect Beneficial Ownership:

             TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:

2. Date Exercisable and Expiration Date:

3. Title and Amount of Securities Underlying Derivative Security:

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security:

6. Nature of Indirect Beneficial Ownership:



/s/ David R. Wampler
Signature of Reporting Person

Date:  October 29, 1997